Exhibit 99.4

Second Quarter 2010 Results Hydrogenics Corporation Hydrogen Energy Storage and Power Systems

Safe Harbor Statement Certain statements in the Business Update and order backlog sections contain forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a sustained or broad economic recession, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of goodwill; failure of a significant market to develop our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of U.S. investors to enforce U.S. civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in our regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance.  Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this.  2

3 Business Update Financial Update

4 Recent Highlights Revenues were adversely affected as a result of delayed product delivery of $7.9 million of orders by three OnSite Generation customers which are currently expected to be delivered in the third quarter Reduced cash operating costs by nearly 70%, resulting in an operating loss of $1.4 million as compared with $5.7 million in 2009 Revenue acceleration expected in second half –  setting stage for improved performance in 2011

5 OnSite Generation Recently awarded orders with new customers in Russia, Australia, and Saudi Arabia Chosen by Ontario's Independent Electricity System Operator (IESO) for grid stabilization project to showcase smart-grid capability of utility scale hydrogen technology Expect sequential increase in revenues in second half of 2010, with return to segment profitability See momentum building for strong 2011 Industrial rebound continues Additional refueling stations anticipated in Europe

6 Greater Interest by Utilities North America and Europe showing stronger affinity to grid management potential of Hydrogen Utilities understand need for more efficient energy storage and management Growing interest to enter the refueling market as an extension of their business See vehicle electrification as real trend and hydrogen as a more pervasive and sustainable pathway than battery charging Recent communications from TOYOTA, Daimler and GM shows strong interest and support for the Hydrogen fuel pathway Recent success with IESO and Vattenfall

7 Power Systems Reported strong gross profit of 43%  Recently awarded orders across a broad spectrum of mobility applications in Europe Continue to target buses, trucks, and energy storage applications – with large pipeline of opportunities

8 Business Update Financial Update

Notes Revenues were $2.8 million for the three months ended June 30, 2010. Revenues decreased 49% from the comparable period in 2009 primarily as a result of delays on the part of three of our OnSite Generation customers.  These orders have an approximately sales value of $7.9 million and are currently expected to be delivered in the third quarter.  Revenues Three months ended June 30, 2010 $M Revenues by Business Unit 5.5 2.8 49% 9 $M Revenues 0 1 2 3 4 5 6 2009 2010 Power Systems OnSite Generation 10 8 6 4 2 0 3.8 1.0 1.7 1.7 2009 2010 OnSite Generation Power Sytems

10 Revenues Six months ended June 30, 2010 $M $M 14% Revenues by Business Unit 11.1 9.5 Notes Revenues were $9.5 million for the six months ended June 30, 2010. Revenues decreased 14% from the comparable period in 2009 primarily as a result of delays on the part of three of our OnSite Generation customers. These orders have an approximately sales value of $7.9 million and are currently expected to be delivered in the third quarter.  Revenues 0 2 4 6 8 10 12 2009 2010 Power Systems OnSite Generation 15 10 5 0 7.6 6.9 3.5 2.6 2009 2010 OnSite Generation Power Systems

Three months ended June 30, 2010 Gross Profit by Business Unit 15.5 30.0 14.5 Percentage Points Gross Profit Notes Gross Profit was 30.0% for the three months ended June 30, 2010, an increase of 14.5 percentage points from the comparable period in 2009 reflecting product mix, product cost reductions and a higher proportion of sales from our Power Systems business unit combined with pricing pressure on orders booked in 2009 as well as lower overhead absorption as a result of lower revenues in our OnSite Generation business unit.  % % 11 Gross Profit 30 25 20 15 10 5 0 2009 2010 Power Systems OnSite Generation 45 40 35 30 25 20 15 10 5 0 17.0 8.0 11.0 43.0 2009 2010 Power Systems OnSite Generation

12 Gross Profit by Business Unit Gross Profit Notes Gross Profit was 21.2% for the six months ended June 30, 2010, a decrease of 1.3 percentage points from the comparable period in 2009. Gross profit for the second quarter of 2010 reflects lower gross margin in the OnSite Generation business unit resulting from pricing pressure on orders booked in 2009 as well as lower cost synergies and overhead absorption due to reduced revenues. This decline was partially offset by higher gross profit in the Power Systems business unit resulting from product mix and product cost reductions. Six months ended June 30, 2010 Gross Profit % 1.3 Percentage Points 25 20 15 10 5 0 22.5 21.2 2009 2010 Test Systems Power Systems OnSite Generation 40 35 30 25 20 15 10 5 0 25.4 14.4 11.7 39.0 2009 2010 Power Systems OnSite Generation

Three months ended June 30, 2010 Notes Cash Operating Costs for the three months ended June 30, 2010 include: (i) a $1.4 million decrease in selling, general and administrative expenses as a result of ongoing cost reduction efforts; (ii) a $0.6 million increase in research and product development funding; and (iii) a $0.6 million decrease in research and product development expenditures resulting from standardization of product development and more focus on product cost reduction efforts.  Cash Operating Costs are defined as the sum of selling, general and administrative expenses and research and product development, less stock-based compensation expense.  This is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide 20 for a reconciliation of this measure to loss from operations.  13 Cash Operating Costs 6.2  2.0 68% 8 6 4 2 0 2009 2010 4.5 1.7 1.5 0.5 R&D SG&A

14 Six months ended June 30, 2010 Notes Cash Operating Costs for the six months ended June 30, 2010 include: (i) a $1.0 million decrease in selling, general and administrative expenses as a result of ongoing cost reduction efforts; (ii) a $0.7 million increase in research and product development funding; and (iii) a $1.3 million decrease in research and product development expenditures resulting from standardization of product development and more focus on product cost reduction efforts.  Refer to slide 12 for a definition of our Cash Operating Costs.  Cash Operating Costs $M 11.5 6.4 45% 12 10 8 6 4 2 0 3.4 8.1 5.0 1.4 R&D SG&A

Three months ended June 30, 2010 $M 15 Net Loss 6.0 1.0 83% 0 -2 -4 -6 -0.3 -5.7 -0.3 -0.7 Non-cash Loss Cash Loss

16 Six months ended June 30, 2010 Net Loss $M 4.6 10.0 54% 0 -2 -4 -6 -8 -10 -9.3 -0.7 -3.9 -0.7 Non-cash Loss Cash Loss

Q1/10 Backlog Orders Received Orders Delivered Q2/10 Backlog OnSite Generation $14.2 $2.3 $1.0 $15.5 Power Systems 4.7 0.7  1.8  3.6  Total $18.9 $3.0 $2.8 $19.1 As at June 30, 2010 Notes In addition to the $9.5 million of revenue recognized in the six months ended June 30, 2010, a minimum of $15.0 million is anticipated to be delivered in the second half of 2010. 17 Order Backlog ($M)

Cash and cash equivalents, short-term investments and restricted cash $10.3 $11.0 (0.7) (6.3) Accounts and grants receivable 4.0 4.2 (0.2) (4.7) Inventories 8.6 11.7 (3.1) (26.5) Accounts payable and accrued liabilities 11.1 14.8 (3.7) (25.0) Dec. 31 2009 $ % ($M) Change Jun. 30 2010 18 Balance Sheet Highlights

Three months ended June 30 Change 2010 2009 $ % Revenues 2.8 5.5 (2.7) (49.0) Gross Profit 0.8 0.9 (0.1) (2.0) % of Revenues 30.0 15.5 Operating Expenses Selling, general and administrative 1.5 4.7 (3.2) (68.1) Research and product development 0.5 1.7 (1.2) (70.6) EBITDA (1.2) (5.5) (4.3) (78.1) Notes EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, and amortization. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses EBITDA as a useful measure of cash flows. Refer to slide 21 for a reconciliation of this measure to Net Loss. 19 Q2 Results (in $ millions)

Six months ended June 30 Change 2010 2009 $ % Revenues 9.5 11.1 (1.6) (14.4) Gross Profit 2.0 2.5 (0.5) (20.0) % of Revenues 21.2 22.5 Operating Expenses Selling, general and administrative 5.1 8.4 (3.3) (39.3) Research and product development 1.4 3.4 (2.0) (57.4) EBITDA (4.5) (9.3) (4.8) (51.6) Notes EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, and amortization. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses EBITDA as a useful measure of cash flows. Refer to slide 21 for a reconciliation of this measure to Net Loss. 20 YTD Results (in $ millions)

Three months ended June 30, 2010 Six months ended June 30, 2010 Cash Operating Costs $2.0 $6.4 Less: Gross profit (0.8) (2.0) Add: Stock-based compensation 0.1 0.2 Add: Amortization of property, plant and equipment 0.1 0.3 Loss from Operations $1.4 $4.9 Cash Operating Costs ($M) 21 Reconciliation of Non-GAAP Measures

Three months ended June 30, 2010 Six months ended June 30, 2010 EBITDA loss $1.2 $4.5 Add: Amortization of property, plant and equipment 0.1 0.3 Less: Other (income) expense (0.3) (0.2) Net Loss $1.0 $4.6 EBITDA ($M) 22 Reconciliation of Non-GAAP Measures

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